

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 6, 2009

By facsimile to (507) 453-8049 and U.S. Mail

Mr. Willard D. Oberton
Chief Executive Officer and President
Fastenal Company
2001 Theurer Boulevard
Winona, MN 55987-0978

Re: Fastenal Company
     Annual Report on Form 10-K for the fiscal year ended December 31, 2008
     Filed February 20, 2009
     March 31, 2009 supplemental response to March 17, 2009 comment letter
     File No. 0-16125

Dear Mr. Oberton:

    We have completed our review of the Form 10-K and have no further comments at this time.

                    Very truly yours,

                    Pamela A. Long
                    Assistant Director